UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42259

JBDI Holdings Limited

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

34 Gul Crescent

Singapore 629538

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

POLL RESULTS OF THE EXTRAORDINARY GENERAL MEETING

References are made to the Notice of Extraordinary General Meeting of Shareholders dated September 29, 2026 (the “EGM Notice”) of JBDI Holdings Limited (the “Company”). The extraordinary general meeting of shareholders convened pursuant to the EGM Notice is referred to as the “2026 Extraordinary Meeting”. Unless otherwise required by the context, capitalized terms used in this announcement shall have the same meanings as defined in the EGM Notice.

The 2026 Extraordinary Meeting was held as a virtual-only meeting via live webcast online on October 22, 2026 at 9:00 p.m. Singapore Time (October 22, 2026 at 9:00 a.m. U.S. Eastern Time).

As of the close of business on September 21, 2026 (the “Record Date”), the total number of issued and outstanding Ordinary Shares was 9,514,544 Ordinary Shares, which was the total number of Shares entitling Shareholders to attend and vote in favor of, against or in abstention on the resolutions proposed at the 2026 Extraordinary Meeting. Each Ordinary Share is entitled to one (1) vote.

Holders of 7,340,087 Ordinary Shares were present virtually or represented by proxy at the 2026 Extraordinary Meeting, representing approximately 77.15% of the total voting power of all issued and outstanding Ordinary Shares entitled to vote at the 2026 Extraordinary Meeting. Accordingly, the quorum required for the transaction of business at the 2026 Extraordinary Meeting was present.

All resolutions proposed at the 2026 Extraordinary Meeting have been duly passed. The voting results in respect of the resolutions proposed at the 2026 Extraordinary Meeting are set out as follows:

1.	RESOLVED AS AN ORDINARY RESOLUTION THAT:

With immediate effect, the authorised share capital of the Company be increased from US$500,000 divided into 500,000,000 shares of a nominal or par value of US$0.001 each to US$5,000,000 divided into 5,000,000,000 shares of a nominal or par value of US$0.001 each;

For	Against	Abstain
7,305,169	34,919	0

2.	RESOLVED AS A SPECIAL RESOLUTION THAT:

Subject to and immediately following the passing of Proposal 1, and subject to the passing of Proposal 3: (a) the Company’s share capital be divided into two classes of Ordinary Shares, being (i) Class A Ordinary Shares, each carrying one (1) vote per share, and (ii) Class B Ordinary Shares, each carrying one hundred (100) votes per share, with the rights, preferences, privileges, restrictions and other terms of such classes as set forth in the Second Amended and Restated Memorandum and Articles of Association (the “Second ARM&A”), including that the Class B Ordinary Shares shall not be entitled to dividends or distributions upon a winding up of the Company, and neither Class A Ordinary Shares nor Class B Ordinary Shares shall be convertible into the other class; (b) 4,490,106,238 authorised but unissued Ordinary Shares of a nominal or par value of US$0.001 each in the share capital of the Company be redesignated as Class A Ordinary Shares; (c) 500,000,000 authorised but unissued Ordinary Shares of a nominal or par value of US$0.001 each in the share capital of the Company be redesignated as Class B Ordinary Shares; (d) all existing 9,893,762 Ordinary Shares of the Company, comprising (i) 9,514,544 issued and outstanding Ordinary Shares held by shareholders and (ii) 379,218 Ordinary Shares held by the Company as treasury shares, be redesignated and reclassified as Class A Ordinary Shares on a one-for-one basis, with each Class A Ordinary Share carrying one (1) vote per share, and that such Class A Ordinary Shares continue to constitute the Company’s listed and traded class of Ordinary Shares on Nasdaq; and (e) as a result of the foregoing, the authorised share capital of the Company be changed from US$5,000,000 divided into 5,000,000,000 shares of a nominal or par value of US$0.001 each, to US$5,000,000 divided into 5,000,000,000 shares of a nominal or par value of US$0.001 each, consisting of (i) 4,500,000,000 Class A Ordinary Shares and (ii) 500,000,000 Class B Ordinary Shares;

For	Against	Abstain
7,305,564	34,373	150

3.	RESOLVED AS A SPECIAL RESOLUTION THAT:

The Second ARM&A in the form produced to the 2026 Extraordinary Meeting be adopted in its entirety and in substitution for and to the exclusion of the Company’s existing amended and restated memorandum and articles of association, with immediate effect and subject to the passing of Proposals 1 and 2; and

For	Against	Abstain
7,305,564	34,373	150

4.	RESOLVED AS AN ORDINARY RESOLUTION THAT:

Immediately following completion of the matters referred to in Proposals 1, 2 and 3 above, 7,000,000 Class B Ordinary Shares be allotted and issued to EUG INVESTMENT LIMITED for an aggregate consideration of US$7,000, credited as fully paid.

For	Against	Abstain
7,305,014	34,923	150

The approval of Proposal 2 was conditional upon the passing of Proposals 1 and 3, the approval of Proposal 3 was conditional upon the passing of Proposals 1 and 2, and the approval of Proposal 4 was conditional upon the passing of Proposals 1, 2 and 3. As Proposals 1, 2 and 3 have been duly passed, all such conditions have been satisfied. Accordingly, all resolutions proposed at the 2026 Extraordinary Meeting have been duly passed.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 23, 2026

JBDI Holdings Limited

By:	/s/ Lim Chwee Poh
Name:	Lim Chwee Poh
Title:	Chair of the Board, Executive Director and Principal Executive Officer

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